UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

_____________________________

Calle Sauceda, 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

2015 Third Quarter Results Madrid, October 30th 2015

2015 Third Quarter Results October 30th 2015 2 This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2015 Third Quarter Results October 30th 2015 3 USA Solid domestic demand Turkey Gradual interest rate High growth trend hikes Spain despite geopolitical risk Solid GDP growth Mexico Resilient economy Recovery linked to the US economy Footprint S. America In spite of slowdown, Affected by foreign 2-3% GDP growth rate and domestic is expected headwinds Positive growth in the Pacific Alliance

2015 Third Quarter Results October 30th 2015 4 1 2 3 4 on-cash €-1,840 m Attributable Profit +38.2% Attributable Profit (ex. Corp. Ops.) (3Q15/3Q14) Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 5 (1) Lending +9.0% Activity growth 10.6% constant € (Sep15/Sep14) Cust.Funds +11.6% 13.4% constant € Strong Activity & Recurring revenue (3Q15/3Q14) Net Interest Income + Fees: +10.9% P&L Dynamics constant € +11.9% Net Attributable Profit (Total Group, ex Corporate Operations) (3Q15) € 0.8 bn Improvement in NPL Ratio 5.9% Risk Indicators Coverage Ratio 71% Solid Capital CET1 ratios Leverage CIFH , Garanti and 9.8% 11.7% 5.7% Ratios (Fully-loaded) Market Related Impacts (Phased-in) (Fully-loaded) Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition (1) Activity excludes repos

2015 Third Quarter Results October 30th 2015 6 Digital Customers(1) Mobile Customers(1) BBVA Group – Million, % penetration BBVA Group – Million, % penetration +21% Growth +51% Growth 7.6 8.0 14.0 15.0 11.7 5.0 32% 31% 17% 17% 26% 11% Sep.14 Sep.15 2015 Goal Sep.14 Sep.15 2015 Goal Branch Activity Digital Consumer Loans BBVA Spain – Millions of transactions BBVA Spain—% of new loans 23.7 -41% 17.9 67 10.3 9.3 49 45 40 2009 2013 2014 Sep.15(2) Jan.15 Mar.15 Jun.15 Sep.15 (1) Figures include Turkey (2) Annualized September 2015 figures

2015 Third Quarter Results October 30th 2015 7 +16.0% Net Interest Income +12.5% (9M15 vs. 9M14) (3Q15 vs. 3Q14) (Constant €m) +11.9% (9M15 vs. 9M14) +14.0% 3Q15 vs. 3Q14 3,742 3,869 3,395 +3.4% 3Q14 2Q15 3Q15 Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 8 +13.8% Gross Income +8.6% (9M15 vs. 9M14) (3Q15 vs. 3Q14) Net Interest Income + fee Gross Income +9.8% (9M15 vs. 9M14) (Constant €m) +9.6% 3Q15 vs.3Q14 5,808 5,451 4,973 -6.2% 4,861 4,983 4,455 +2.5% 3Q14 2Q15 3Q15 Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 9 +15.2% (9M15 vs. 9M14) Operating +4.5% Income (3Q15 vs. 3Q14) (Constant €m) +11.7% Maintaining (9M15 vs. 9M14) +7.5% positive 3Q15 vs.3Q14 jaws 2,918 2,452 2,282 -16.0% 3Q14 2Q15 3Q15 Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 10 Loan-loss provisions + Real Estate impairments Cost of Risk YTD (€m) (%) Spain (loan-loss provisions + RE impairments) 2,311 Rest of areas 1,616 2.2 1.6 1,196 1,204 1,177 1.2 1.2 1.2 77% 1,053 1.1 63% 53% 47% 47% 45% 2012 2013 2014 1Q15 2Q15 3Q15 Dec.12 Dec.13 Dec.14 Mar.15 Jun.15 Sep.15 Quarterly Quarterly Quarterly average average average Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 11 BBVA Group Growth 3Q15 3Q15/3Q14 ex VZ and Garanti at 25% (€m) % % constant Net Interest Income 3,736 12.5 14.0 Gross Income 5,276 8.6 9.6 Costs -2,928 12.2 11.4 Operating Income 2,348 4.5 7.5 Income Before Tax 1,091 26.1 29.4 NI ex Corporate Operations 854 32.3 34.9 Corporate Operations Income -1,840 n.s n.s Net Attributable Profit -1,077 n.s. n.s. Net Attributable Profit (ex corporate operations) 763 38.2 42.0 Note: Corporate Operations include non cash €-1,840 m one-offs related to Garanti´s stake change in accounting method

2015 Third Quarter Results October 30th 2015 12 BBVA Group Growth 9M15 9M15/9M14 ex VZ and Garanti at 25% (€m) % % constant Net Interest Income 11,162 16.0 11.9 Gross Income 16,703 13.8 9.8 Costs -8,612 12.5 8.0 Operating Income 8,090 15.2 11.7 Income Before Tax 4,084 47.6 39.3 NI ex Corporate Operations 3,068 49.3 40.7 Corporate Operations Income -1,113 n.s. n.s. Net Attributable Profit 1,672 -7.4 -12.6 Net Attributable Profit (ex corporate operations) 2,786 54.2 45.6 Note: Corporate Operations include non cash €-1,840 m one-offs related to Garanti´s stake change in accounting method The P&L is presented this way to show the performance of recurring business. The reconciliation to the income statement is shown on page 43 of the financial information filed today with the CNMV.

2015 Third Quarter Results October 30th 2015 13 with CX +0.8 bn 6.2 6.1 5.9 -3.1 bn Sep.14 Jun.15 Sep.15 26.4 25.0 4.3% 4.5% 4.4% 24.3 22.5 21.2 72 71 Sep.14 Jun.15 Sep.15 62 16.1 18.9 18.0 Sep.14 Jun.15 Sep.15 62% 74% 73% Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition. NPL ratio for Total BBVA Group: 5.6%, 74% coverage and NPLs €26.4bn

BBVA 2015 Third Quarter Results
October 30th 2015
14

Capital

Solid Capital Position, negatively impacted by market volatility

CET1 Fully-loaded
BBVA Group
(%)


aprox +20 bps
(October market recovery)
10.4
- 0.44
10.0
0.18
-0.07
10.1
- 0.29
9.8
CET1 FL (Jun.15)
Corporate Operations (Garanti & CIFH)
Net Earnings (Ex Div)
Organic RWA Growth
Market Related Impacts & Others
CET1 FL (Sep.15)

High quality capital: the highest RWA density and leverage ratio

RWAs/ Total Assets


53%
33%
BBVA
#1
European Peer Group Average

Leverage ratio


5.7%
4.3%
BBVA
#1
European Peer Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG

✓ **Expected recovery of "regulatory equivalence"**
(+11 bps)

✓ **AFS sovereign portfolio unrealized gains**
Not included in CET1 (~+40 bps)

✓ **Guaranteed DTAs:**
capital treatment cleared

✓ **Organic capital generation YTD**
(+34 bps)

2015 Third Quarter Results October 30th 2015 15 Business Areas

2015 Third Quarter Results October 30th 2015 16 Growth Business Areas 9M15 9M15/9M14% % (constant) Spain 694 n.s. n.s. Banking Activity 1,101 32.0% 32.0% Real Estate -407 36.0% 36.0% USA 410 35.8% 12.1% Turkey ex additional stake of 14.89% 224 -4.7% -3.5% Mexico 1,513 12.2% 9.6% South America ex Venezuela 689 9.2% 7.1% Corporate Center ex Corporate Operations -811 29.1% 29.1% Rest of Eurasia 66 -71.9% -72.1% Total ex Corporate Operations 2,786 54.2% 45.6% Note: Spain includes Real Estate activities. Total excludes VZ and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 17 Business Activity (%) NII + Fees Gross Income (%) (€m) (€m) Lending* Cust. Funds +8.2% +12.1% -1.1% +2.9% 11.5 1,427 10.8 12.5 12.5 1,318 1,447 1,925 1,675 1,494 1,361 1,304 1,840 1,537 -2.9 -2.3 -2.3 -2.4 -1.4% -13.0% Sep.15/Sep.14 Sep.15/Dec.14 Sep.15/Sep.14 Sep.15/Dec.14 -4.2% -16.4% 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 Operating Income (€m) +3.4% ++1.6% 1,127 776 1,125 803 -28.7% 789 -29.9% 3Q14 2Q15 3Q15 * Gross loans and advances to customers Note: Activity excludes repos

2015 Third Quarter Results October 30th 2015 18 (%) 62 60 Coverage ratio 47 45 44 NPL ratio 6.8 6.7 6.2 5.9 5.8 0.9 0.8 Sep.14 Jun.15 Sep.15 0.7 0.7 0.6 14.5 YoY 3Q14 2Q15 3Q15 14.1 11.7 -8.8% 11.1 10.7 +20.1% (with CX) Sep.14 Jun.15 Sep.15

2015 Third Quarter Results October 30th 2015 19 (€m) Growth Banking activity in Spain 9M15 9M15/9M14 Abs. % Net interest Income 3,000 + 165 5.8 Gross Income 5,386 + 507 10.4 Costs -2,375—238 11.1 Operating Income 3,010 + 269 9.8 Income Before Tax 1,565 + 383 32.4 Net Attributable Profit 1,101 + 267 32.0

2015 Third Quarter Results October 30th 2015 20 Prices increase above Market inflation level Housing stock decreases BBVA Mortgages benefit from Maximizing value of sales Provisions reduction low interest rates Increase in demand with CX Net exposure Net attributable profit(1) (€ bn) (€ m) -11.3% -3.2% 13.3 12.8 9M14 9M15 11.8 -407 Sep.14 Sep.15 -636 -36% Note: Net exposure according to Bank of Spain’s “RE transparency scope” (Circular 5-2011) (1) Figures include Catalunya Caixa

2015 Third Quarter Results October 30th 2015 21 (€m) Growth Total Spain 9M15 9M15/9M14 Abs. % Net interest Income 3,026 + 222 7.9 Gross Income 5,364 + 640 13.5 Costs -2,476—223 9.9 Operating Income 2,888 + 417 16.9 Income Before Tax 969 + 737 n.s. Net Attributable Profit 694 + 496 n.s.

2015 Third Quarter Results October 30th 2015 22 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds +3.3% +3.6% +12.7% +7.8% 611 673 603 625 646 (Sep.15/Sep.14) (Sep.15/Sep.14) 590 +1.3% -4.1% 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 Operating Income (constant €m) +12.3% 225 195 174 -13.1% 3Q14 2Q15 3Q15 * Gross loans and advances to customers Note: Activity excludes repos

2015 Third Quarter Results October 30th 2015 23 Coverage ratio 164 151 153 0.2 0.2 0.1 NPL ratio 0.9 0.9 0.9 Sep.14 Jun.15 Sep.15 3Q14 2Q15 3Q15

2015 Third Quarter Results October 30th 2015 24 (Constant €m) Growth USA 9M15 9M15 / 9M14 Abs. % Net interest Income 1,342 + 61 4.8 Gross Income 1,979 + 80 4.2 Costs -1,334—7 0.5 Operating Income 645 + 73 12.8 Income Before Tax 556 + 75 15.7 Net Attributable Profit 410 + 44 12.1

2015 Third Quarter Results October 30th 2015 25 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds +22.0% +30.2% +20.6% -1.7% 285 (Sep.15/Sep.14) (Sep.15/Sep.14) 236 261 238 258 234 +9.1% -9.5% 3Q14 2Q15 3Q15 3 3Q14 2Q15 3Q15 3 Operating Income (constant €m) -21.5% 139 148 109 -25.9% * Gross loans and advances to customers 3Q14 2Q15 3Q15 3 Note: Activity excludes repos Note: Figures exclude the impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 26 Coverage ratio 115 119 119 NPL ratio 1.6 2.7 1.1 1.1 2.6 2.6 Sep.14 Jun.15 Sep.15 3Q14 2Q15 3Q15 Note: Figures exclude the impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 27 (Constant €m) Growth 9M15 / 9M14 Turkey 9M15 with additional with additional Abs. % stake stake Abs. % Net interest Income 649 + 145 28.8 + 817 n.s. Gross Income 726 + 47 6.9 + 692 n.s. Costs -338—53 18.7—402 n.s. Operating Income 388—7 -1.7 + 290 73.6 Income Before Tax 279—14 -4.9 + 167 56.9 Net Attributable Profit 224—8 -3.5 + 17 7.3

2015 Third Quarter Results October 30th 2015 28 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds +8.7% +9.4% +15.5% +10.2% 1,682 1,649 1,762 1,793 1,537 1,662 (Sep.15/Sep.14) (Sep.15/Sep.14) +1.2% +1.8% 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 Operating Income (constant €m) +8.2% 1,030 1,116 1,115 * Gross loans and advances to customers 3Q14 2Q15 3Q15 Note: Activity excludes repos

2015 Third Quarter Results October 30th 2015 29 Coverage ratio 112 116 121 NPL ratio 3.5 3.4 3.3 3.2 2.8 2.6 Sep.14 Jun.15 Sep.15 3Q14 2Q15 3Q15

2015 Third Quarter Results October 30th 2015 30 (Constant €m) Growth Mexico 9M15 9M15 / 9M14 Abs. % Net interest Income 4,033 + 360 9.8 Gross Income 5,253 + 359 7.3 Costs -1,952—138 7.6 Operating Income 3,302 + 222 7.2 Income Before Tax 2,004 + 185 10.1 Net Attributable Profit 1,513 + 132 9.6

2015 Third Quarter Results October 30th 2015 31 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds +12.1% +9.6% +13.5% +17.4% 948 973 1,108 (Sep.15/Sep.14) 868 1,011 1,076 (Sep.15/Sep.14) +2.6% +3.0% 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 Operating Income (constant €m) +6.8% 611 597 572 +2.4% 3Q14 2Q15 3Q15 *Gross loans and advances to customers Note: activity excluding repos

2015 Third Quarter Results October 30th 2015 32 128 Coverage ratio 120 123 1.5 1.3 1.2 NPL ratio 2.2 2.3 2.3 Sep.14 Jun.15 Sep.15 3Q14 2Q15 3Q15

2015 Third Quarter Results October 30th 2015 33 (Constant €m) Growth South America ex Venezuela 9M15 9M15 / 9M14 Abs. % Net interest Income 2,307 + 242 11.7 Gross Income 3,220 + 327 11.3 Costs -1,453—170 13.2 Operating Income 1,767 + 157 9.8 Income Before Tax 1,305 + 112 9.4 Net Attributable Profit 689 + 46 7.1

2015 Third Quarter Results October 30th 2015 34 Resilient and growing results Quarterly results impacted by thanks to our diversified market downturn and non- portfolio cash one off Developed markets: macro Outstanding operating recovery will continue performance supporting the Group´s results growth Capital and results: We are on track to meet our Emerging markets: despite objective macro slowdown, results and asset quality trends remain solid

2015 Third Quarter Results October 30th 2015 35 Annex

2015 Third Quarter Results October 30th 2015 36 Rest of Eurasia 359 €m South America 2% 19% 32% Spain 3,220 €m 5,364 €m Gross Income USA Mexico 9M15 1,979 €m 5,253 €m 12% 31% 4% Turkey 726 €m Note: Figures exclude Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 37 Net attributable profit €m Businesses € +700 m 1,929 -8 -1,252 333 1,702 132 46 -4 44 17 -32 229 267 9M14 €m FX Effect Cor. Banking RE activity USA Turkey Rest of Eurasia Mexico South America Venezuela Corporate 9M15 €m Operation* activity Spain Spain Ex VZA Center constant YoY (%) 32.0 -36.0 12.1 7.3 -32.5 9.6 7.1 -44.5 * Includes impact of lower dividends received from CNCB.

2015 Third Quarter Results October 30th 2015 38 (€m) Growth 9M15/9M14 BBVA Group 9M15 Abs. % Abs. % constant constant Net interest Income 12,011 + 1,143 10.5 + 1,952 19.4 Gross Income 17,534 + 1,943 12.5 + 2,258 14.8 Costs -9,024—979 12.2—1,024 12.8 Operating Income 8,510 + 964 12.8 + 1,233 17.0 Income Before Tax 4,335 + 1,250 40.5 + 1,383 46.8 NI ex Corporate Operations 3,226 + 949 41.7 + 1,031 46.9 Corporate Operations Income -1,113—1,113 n.s.—1,113 n.s. Net Attributable Profit 1,702—227—11.8—220—11.4 Note: Figures include Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 39 (€m) Growth 3Q15/3Q14 BBVA Group 3Q15 Abs. % Abs. % constant constant Net interest Income 4,490 + 660 17.2 + 1,196 34.9 Gross Income 5,980 + 757 14.5 + 1,159 23.2 Costs -3,307—537 19.4—676 25.0 Operating Income 2,673 + 220 9.0 + 483 21.1 Income Before Tax 1,289 + 313 32.1 + 455 50.3 NI ex Corporate Operations 995 + 262 35.7 + 370 54.7 Corporate Operations Income -1,840—1,840 n.s.—1,840 n.s. Net Attributable Profit -1,057—1,658 n.s.—1,583 n.s. Note: Figures include Venezuela and impacts of the additional 14.89% stake in Garanti acquisition

2015 Third Quarter Results October 30th 2015 40 Coverage ratio (%) 62 65 66 61 63 NPL ratio (%) 55.3 55.4 53.9 54.3 52.5 Sep.14 Dec.14 Mar.15 Jun.15 Sep.15

October 30 2015 2015 Third Quarter Results 41 (€m) Growth Real Estate Activity in Spain 9M15 9M15/9M14 Abs. % Net interest Income 26 + 57 n.s. Gross Income -22 + 132 -85.8 Costs -100 + 15 -12.9 Operating Income -122 + 147 -54.6 Loan-loss Provisions -178 + 40 -18.3 Provisions (net) and other gains (losses) -305 + 153 -33.3 Other -1—1 80.0 Income Before Tax -596 + 354 -37.3 Net Attributable Profit -407 + 229—36.0 Note: Includes Catalunya Caixa

2015 Third Quarter Results October 30th 2015 42 (€m) Growth Rest of Eurasia 9M15 9M15 /9M14 Abs. % Net interest Income 130—15 -10.1 Gross Income 359—243 -40.3 Costs -252 + 1 -0.4 Operating income 107—241 -69.2 Income Before Tax 101—189 -65.2 Net Attributable Profit 66—170 -71.9

2015 Third Quarter Results October 30th 2015 43 (€m) Growth 9M15/9M14 Venezuela 9M15 Abs. % Abs. % constant constant Net interest Income 177—1,072 -85.9 + 94 n.s. Gross Income N 186—728 -79.7 + 125 n.s. Costs g -63 + 329 -83.8—38 n.s. Operating Income 122—399 -76.6 + 88 n.s. Income Before Tax 71—247 -77.8 + 50 n.s. Net Attributable Profit B 4—118—96.3—4—44.5

2015 Third Quarter Results October 30th 2015 44 (€m) Growth Corporate Center 9M15 9M15/9M14 Abs. % Net interest Income -324 + 173 -34.8 Gross Income -198 + 286 -59.1 Costs -809—56 7.5 Operating Income -1,007 + 230 -18.6 Income Before Tax -1,130 + 251 -18.2 Corporate Operations Income -1,113—1,113 n.s. Net Attributable Profit -1,924—780 68.2

2015 Third Quarter Results October 30th 2015 45 Sep-15 vs. Sep-14 (constant €, %) Gross Customer loans* Funds* Spain +10.8% +12.5% USA +12.7% +7.8% Turkey +22.0% +30.2% Mexico +15.5% +10.2% South America** +13.5% +17.4% (*) Activity ex repos. Includes Catalunya Caixa. (**) Figures exclude Venezuela

2015 Third Quarter Results October 30th 2015 46 2Q15: 1.96% ex CX 3Q15: 1.98% ex CX Average, € Customer Spreads 3Q14 4Q14 1Q15 2Q15 3Q15 9M14 9M15 Spain 1.92% 1.94% 1.93% 1.88% 1.83% 1.84% 1.88% USA 3.13% 3.18% 3.13% 3.11% 3.10% 3.23% 3.11% Mexico 11.05% 11.23% 10.94% 10.89% 10.59% 11.21% 10.80% Argentina 16.37% 17.34% 16.70% 15.99% 15.31% 15.49% 15.96% Chile 3.43% 4.80% 2.84% 4.56% 4.66% 3.95% 4.03% Colombia 6.42% 6.31% 6.49% 6.33% 6.08% 6.78% 6.29% Peru 7.16% 7.36% 7.23% 7.23% 7.03% 7.36% 7.16% Venezuela 16.99% 17.94% 17.71% 16.65% 18.29% 17.16% 17.58% Turkey 4.49% 4.67% 4.56% 4.69% 4.90% 3.85% 4.72% Note 1: USA ex NY Business Activity Note 2: Customer spreads, difference between lending yield and cost of deposits from customers

2015 Third Quarter Results Madrid, October 30th 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30 , 2015	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative